UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No.    )

Aesthetic Medical International Holdings Group Limited
(Name of Issuer)

Ordinary shares, par value $0.001 per share
(Title of Class of Securities)

00809M104**
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** No CUSIP number has been assigned to ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Aesthetic Medical International Holdings Group Limited (the “Issuer”). CUSIP number 00809M104 was assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “AIH.” Each ADS represents three Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Peak Asia Investment Holdings V Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,576,960

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
15,576,960

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2019.

1	NAMES OF REPORTING PERSONS
Beacon Technology Investment Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,576,960

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
15,576,960

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2019.

1	NAMES OF REPORTING PERSONS
ADV Opportunities Fund I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,576,960

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
15,576,960

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2019.

1	NAMES OF REPORTING PERSONS
ADV Opportunities Fund I, GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,576,960

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
15,576,960

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2019.

1	NAMES OF REPORTING PERSONS
ADV Opportunities Fund I GP Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,576,960

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
15,576,960

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2019.

1	NAMES OF REPORTING PERSONS
ADV Partners Holdings Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,576,960

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
15,576,960

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2019.

1	NAMES OF REPORTING PERSONS
Bradley Dean Landes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
15,576,960

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
15,576,960

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2019.

1	NAMES OF REPORTING PERSONS
Suresh Eshwara Prabhala

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
15,576,960

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
15,576,960

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2019.

1	NAMES OF REPORTING PERSONS
Zhu Jianyi (Kenichi Shu)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
15,576,960

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
15,576,960

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2019.

Item 1(a).	Name of Issuer:

Aesthetic Medical International Holdings Group Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China 518052

Item 2(a).	Name of Person Filing:

The persons filing this statement are Peak Asia Investment Holdings V Limited (“Peak Asia”), Beacon Technology Investment Holdings Limited (“Beacon”), ADV Opportunities Fund I, L.P. (“ADV LP”), ADV Opportunities Fund I, GP, L.P. (“ADV GP LP”), ADV Opportunities Fund I GP Ltd (“ADV GP”), ADV Partners Holdings Ltd (“ADV Holdings”), Mr. Bradley Dean Landes, Mr. Suresh Eshwara Prabhala and Mr. Zhu Jianyi (Kenichi Shu).

Peak Asia is wholly owned by Beacon, which in turn is wholly owned by ADV LP. The general partner of ADV LP is ADV GP LP, whose general partner is ADV GP, which is wholly owned by ADV Holdings. ADV Holdings is in turn wholly owned by Mr. Bradley Dean Landes, Mr. Suresh Eshwara Prabhala and Mr. Zhu Jianyi (Kenichi Shu).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Peak Asia: Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands

Beacon: c/o Citco Hong Kong Limited, Unit 1001, 10/F., Infinitus Plaza, 199 Des Voeux Road Central, Hong Kong

ADV LP: c/o Maples Corporate Services Limited, PO Box 309 Ugland House, Grand Cayman, Cayman Islands, KY1-1104

ADV GP LP: c/o Maples Corporate Services Limited, PO Box 309 Ugland House, Grand Cayman, Cayman Islands, KY1-1104

ADV GP: c/o Maples Corporate Services Limited, PO Box 309 Ugland House, Grand Cayman, Cayman Islands, KY1-1104

ADV Holdings: c/o Maples Corporate Services Limited, PO Box 309 Ugland House, Grand Cayman, Cayman Islands, KY1-1104

Mr. Bradley Dean Landes: c/o ADV Partners Limited, Unit 714, 7th Floor, Core F, Cyberport 3, 100 Cyberport Road, Hong Kong

Mr. Suresh Eshwara Prabhala: c/o ADV PARTNERS ADVISORS INDIA PRIVATE LIMITED. UNIT NO. 1509 & 1510, 15TH FLOOR, ONE BKC, PLOT NO. C-66, 'G' BLOCK, BKC, BANDRA (E) MUMBAI - 400051

Mr. Zhu Jianyi: c/o ADV Partners Limited, Unit 714, 7th Floor, Core F, Cyberport 3, 100 Cyberport Road, Hong Kong

Item 2(c).	Citizenship:

Peak Asia: British Virgin Islands

Beacon: Hong Kong

ADV LP, ADV GP LP, ADV GP and ADV Holdings: Cayman Islands

Mr. Bradley Dean Landes: United States of America

Mr. Suresh Eshwara Prabhala: India

Mr. Zhu Jianyi: Japan

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.001 per share, of the Issuer (“Ordinary Shares”)

Item 2(e)	CUSIP Number:

00809M104

No CUSIP number has been assigned to the Ordinary Shares. CUSIP number 00809M104 was assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “AIH.” Each ADS represents three Ordinary Shares.

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:

As of April 21st, 2020, the Reporting Persons may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), in the aggregate, 15,576,960 Ordinary Shares. The information set forth in Item 4(c) below is hereby incorporated in its entirety herein. Each of Beacon, ADV LP, ADV GP LP, ADV GP, ADV Holdings and Messrs. Landes, Prabhala and Zhu may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Ordinary Shares which Peak Asia directly beneficially owns. Each of Beacon, ADV LP, ADV GP LP, ADV GP, ADV Holdings and Messrs. Landes, Prabhala and Zhu disclaims beneficial ownership of such Ordinary Shares for all other purposes.

(b) Percent of Class

Calculated based on the number of Ordinary Shares owned by the Reporting Persons divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2019.

(c) Number of Shares as to which each Reporting Person has (i) Sole power to vote or to direct the vote, (ii) Shared power to vote or to direct the vote, (iii) Sole power to dispose or to direct the disposition of, (iv) Shared power to dispose or to direct the disposition of:

The information set forth in the cover pages hereto is hereby incorporated in its entirety herein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not applicable.

EXHIBITS

1	Joint Filing Agreement, dated the date hereof, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEAK ASIA INVESTMENT HOLDINGS V LIMITED

By:	/s/ Ramanathan Subramanian Arun Kumar
Name: Ramanathan Subramanian Arun Kumar
Title: Director

BEACON TECHNOLOGY INVESTMENT HOLDINGS LIMITED

By:	/s/ Ramanathan Subramanian Arun Kumar
Name: Ramanathan Subramanian Arun Kumar
Title: Authorized Signatory

ADV OPPORTUNITIES FUND I, L.P.

By:	/s/ Ramanathan Subramanian Arun Kumar
Name: Ramanathan Subramanian Arun Kumar
Title: Authorized Signatory

ADV OPPORTUNITIES FUND I, GP, L.P.

By:	/s/ Ramanathan Subramanian Arun Kumar
Name: Ramanathan Subramanian Arun Kumar
Title: Authorized Signatory

ADV OPPORTUNITIES FUND I GP LTD

By:	/s/ Ramanathan Subramanian Arun Kumar
Name: Ramanathan Subramanian Arun Kumar
Title: Authorized Signatory

[Signature Page to Form 13G Filing]

ADV PARTNERS HOLDINGS LTD

By:	/s/ Bradley Dean Landes
Name: Bradley Dean Landes
Title: Director

By:	/s/ Suresh Eshwara Prabhala
Name: Suresh Eshwara Prabhala
Title: Director

By:	/s/ Kenichi Shu
Name: Kenichi Shu
Title: Director

/s/ Bradley Dean Landes
Mr. Bradley Dean Landes

/s/ Suresh Eshwara Prabhala
Mr. Suresh Eshwara Prabhala

/s/ Kenichi Shu
Mr. Kenichi Shu

[Signature Page to Form 13G Filing]